Mail Stop 4561

October 4, 2007

Mr. Lawrence D. McGovern
Chief Financial Officer
Heritage Commerce Corp.
150 Almaden Boulevard
San Jose, CA 95113

      **RE:    Heritage Commerce Corp.**
                   **Form 10-K for the Fiscal Year Ended December 31, 2006**
                   **Filed March 16, 2007**
                   **File No. 0-23877**

Dear Mr. McGovern:

We have reviewed your response letter dated September 26, 2007 and have considered the supplemental information provided by the company. We have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006
Consolidated Statement of Cash Flows, page 57

1.      We have reviewed your responses to prior comments one and two from our letter dated August 14, 2007. We do not believe you have provided persuasive evidence to support your conclusion that the impact of the changes to your Statements of Cash Flows is immaterial, both quantitatively and qualitatively. Absent additional information, it appears that a restatement would be required. Please amend your filings accordingly. In your amendments, disclose the information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of your filings describing the reason for amendment. Also, tell us if you will be filing an Item 4.02 8-K. Alternatively, provide us with a more comprehensive analysis of the quarterly and annual impact of the changes to your Statements of Cash Flows, including the specific quantitative and qualitative factors considered (SAB 99 materiality analysis).

2.      Please tell us how you classify originations and sales of SBA loans on your Statements of Cash Flows. Refer to paragraph 9 of SFAS 102.

Note 1- Summary of Significant Accounting Policies
Loans Held for Sale, page 59

3.      We have reviewed your response to prior comment three from our letter dated August 14,
        2007.  Paragraph 8a of SOP 01-6 requires an assertion that management has the <u>intent</u>
        and ability to hold the receivable for the foreseeable future or maturity in order to classify
        a receivable as held-for-investment.  To the extent that this assertion can't be made, we
        believe the receivables should be classified as held-for-sale and carried at the lower of cost or
        fair value.  In your response, you state that the determination to sell all SBA loans was
        made at the time of loan origination.  As such, it appears that your intent at origination
        was to eventually sell these loans.  Please provide us with the following additional
        information:

        •   tell us whether the SBA loans are underwritten to meet the eligibility criteria for a
            saleable SBA loan;
        •   for each period presented, tell us the % of SBA loans originated that weren't
            eventually sold because they did not meet the criteria for a saleable SBA loan; and
        •   for each period presented, tell us the typical holding period of the SBA loans
            compared to their maturity dates.

        Considering the above, tell us how you determined you had the intent to hold these loans
        for the foreseeable future or maturity and that it was appropriate to classify them as held-
        for-investment, rather that held-for-sale, at origination.  If you determine the SBA loans
        should have been classified as held-for-sale at origination, please amend your filings
        accordingly.  Alternatively, provide us with a comprehensive SAB 99 materiality analysis to
        support your conclusion that the impact is immaterial.  Please ensure your materiality
        analysis considers the effect on each of the primary financial statements, as well as any
        important trends or ratios.

        Please respond to these comments within ten business days or tell us when you will
        respond. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at
        (202) 551-3474 if you have questions.

                                Sincerely,

                                Sharon Blume
                                Reviewing Accountant